United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2006

Commission File Number: 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: September 12, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Report of the Company filed with the Stock Exchange of Hong Kong Limited on September 11, 2006.

Exhibit 99.1

CONTENTS

2	CHAIRMAN’S STATEMENT

4	KEY FIGURES

5	Interim CONDENSED CONSOLIDATED INCOME STATEMENT

6	Interim CONDENSED CONSOLIDATED BALANCE SHEET

7	Interim CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

8	Interim CONDENSED CONSOLIDATED CASH FLOW STATEMENT

9	NOTES TO Interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

33	INDEPENDENT REVIEW REPORT

34	OTHER INFORMATION

CHAIRMAN’S STATEMENT

Dear Shareholders,

I am glad to have the opportunity to share the operating results of the Company for the first half of 2006 with you. In the past half year, with the commencement of operations of a number of new projects as scheduled, the Company’s production continued to grow steadily, while the successive discoveries in our explorations offshore China provided us with great expectations for the future.

In the first half of 2006, the Company’s crude oil and natural gas production reached 68.3 million barrels and 77.6 billion cubic feet respectively. The total net oil and gas production reached 81.7 million barrels-of-oil-equivalent (BOE), representing an increase of 7.4% over the same period last year. The net oil and gas production from offshore China reached 74.4 million BOE, representing an increase of 7.2% over the same period last year.

Benefiting from strong commodity prices, our average realised oil price in the first half year reached US$62.39 per barrel, and our realised gas price was US$3.17 per thousand cubic feet, representing an increase of 42.1% and 7.6% respectively over the same period last year.

Our total revenue reached a record high of RMB48.3 billion, representing an increase of 47.2% as compared with the same period last year. The sales included sales income from oil and gas and trading income from crude oil of RMB35.5 billion and RMB12.8 billion respectively, representing an increase of 43.4% and 59.6% respectively over the first half of last year. Our profit before tax was RMB23.9 billion, representing an increase of 40.6% over the same period last year, and our net profit was RMB16.3 billion, representing an increase of 37.6% as compared with the same period of last year.

Our earnings per share in the first half year was RMB0.39. The Board of Directors approved the payment of an interim dividend of HK$0.12 per share for 2006.

In the first half of the year, our overall production operations proceeded smoothly. Despite temporary suspension of production at Liuhua 11-1 oilfield due to Typhoon “Chanchu”, the majority of the oil and gas fields were not affected, and measures for production enhancement have achieved satisfactory results, and a number of new projects have been put into operation as scheduled. In respect of health, safety and environmental protection, our OSHA statistical benchmarks have remained at top levels.

Our steady implementation of natural gas strategy has led to remarkable results. During the second half of May, the first shipment of liquefied natural gas from the Australian North West Shelf Project in which we have a working interest, arrived at the Dapeng receiving terminal in Guangdong province. This was the first shipment of liquefied natural gas imported into the PRC. This is the start of the provision of high quality and clean energy resources for the economic development of China.

We have enhanced our efforts in exploration research in terms of depth and scope, and will continue to step up our investments in exploration to add new achievements. It is encouraging that we have achieved 6 new oil and gas discoveries in the first half of the year, and successfully assessed two oil and gas structures.

What is more encouraging is that Husky Energy Inc., one of our PSC partners, has made a significant discovery in the deep waters of South China Sea - Liwan 3-1, which is the first deep water discovery in PRC waters. It has proved the tremendous potential of deep water oil and gas resources in PRC waters.

We strictly abide by the concept of emphasising economic efficiency, and continue to make breakthroughs in overseas development. It is worth mentioning that in April, we completed the acquisition of a 45% interest in Nigeria OML 130 block, which is our largest acquisition to date. It is believed that this project will bring substantial reserves and production to us in the near future, and I am very optimistic about its prospects.

At the end of April, we also took advantage of the favourable commodity markets and stock markets by implementing a top-up placing of shares. The market responded with great interest for subscription, generating net proceeds of approximately HK$13.78 billion.

In the first half year, Dr. Edgar W.K. Cheng was appointed as an Independent Non-executive Director. I hereby extend on behalf of the Board of Directors our warm welcome to Dr. Cheng, and I believe that his professionalism and extensive experience will be beneficial to the shareholders.

2006 has been an extraordinary year, but is also a year full of expectations. We shall capitalize on the favourable market conditions, uphold the aim of creating value for shareholders, and on the basis of safe production, continue to focus on improving each segment in the business chain, striving for better performance in exploration, development, production, engineering construction, natural gas business, overseas expansions, health, safety and environmental protection and cost control simultaneously, thereby delivering satisfactory results to shareholders.

Lastly, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere gratitude to the management and all staff for their hard work. I believe that with our concerted efforts, the Company will bring even greater returns to our shareholders.

Fu Chengyu
Chairman & Chief Executive Officer

Hong Kong, 29 August 2006

KEY FIGURES

	Six months ended 30 June
	2006	2005
Net profit, million RMB	16,278	11,829
Earnings per share, RMB	0.39	0.29

Total oil and gas sales, million RMB	35,475	24,734
Total revenue, million RMB	48,338	32,832

Total Production
Oil, million barrels	68.3	64.6
Gas, billion cubic feet	77.6	66.7
Total, million barrels of oil equivalent	81.7	76.1

Daily Production
Oil, barrels	377,596	356,826
Gas, million cubic feet	429	369
Total, barrels of oil equivalent	451,392	420,325

INTERIM CONDENSED CONSOLIDATED

INCOME STATEMENT

For the six months ended 30 June 2006

(All amounts expressed in thousands of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2006	2005
		(Unaudited)	(Unaudited)
REVENUE
Oil and gas sales	4	35,474,835	24,733,991
Marketing revenue	4	12,821,824	8,035,007
Other income		41,324	63,075

		48,337,983	32,832,073

EXPENSES
Operating expenses		(3,212,987)	(2,679,754)
Production taxes		(1,710,621)	(1,195,322)
Exploration expenses		(708,604)	(611,276)
Depreciation, depletion and amortisation		(3,366,327)	(2,786,582)
Dismantlement		(139,285)	(106,951)
Special oil gain levy	5	(1,988,459)	—
Impairment losses related to property, plant and equipment		—	(90,189)
Crude oil and product purchases	4	(12,578,730)	(7,951,389)
Selling and administrative expenses		(661,903)	(545,289)
Others		(161,250)	(41,464)

		(24,528,166)	(16,008,216)

PROFIT FROM OPERATING ACTIVITIES		23,809,817	16,823,857
Interest income		372,836	208,358
Finance costs	6	(1,097,182)	(321,354)
Exchange gains, net		305,009	19,209
Investment income		302,344	60,336
Share of profits of associates		164,495	180,480
Non-operating income, net		1,236	1,154

PROFIT BEFORE TAX		23,858,555	16,972,040
Tax	7	(7,580,823)	(5,143,017)

NET PROFIT		16,277,732	11,829,023

EARNINGS PER SHARE
Basic	8	RMB 0.39	RMB 0.29
Diluted	8	RMB 0.39	RMB 0.28

DIVIDENDS
Interim dividend declared	16	5,326,188	2,138,128
Special interim dividend declared	16	—	2,138,128

		5,326,188	4,276,256

INTERIM CONDENSED CONSOLIDATED

BALANCE SHEET

30 June 2006

(All amounts expressed in thousands of Renminbi)

	Notes	30 June 2006	31 December 2005
		(Unaudited)	(Audited)
NON-CURRENT ASSETS
Property, plant and equipment, net	9	92,738,680	66,625,167
Intangible assets	10	1,463,189	1,299,643
Investments in associates		1,437,159	1,401,839
Available-for-sale financial assets		1,017,000	1,017,000

Total non-current assets		96,656,028	70,343,649

CURRENT ASSETS
Accounts receivable, net	11	6,943,653	5,277,784
Inventories and supplies		1,307,559	1,199,626
Due from related companies		3,612,333	2,099,197
Other current assets		2,762,511	806,115
Available-for-sale financial assets		10,747,154	13,846,935
Time deposits with maturity over three months		6,540,000	12,200,000
Cash and cash equivalents		18,458,128	8,991,758

Total current assets		50,371,338	44,421,415

CURRENT LIABILITIES
Accounts payable	12	4,624,046	2,867,678
Other payables and accrued liabilities		7,697,901	5,206,943
Current portion of long term bank loans		834,437	825,674
Due to related companies		531,049	759,934
Due to the parent company		51,613	488,482
Tax payable		4,303,419	3,467,505

Total current liabilities		18,042,465	13,616,216

NET CURRENT ASSETS		32,328,873	30,805,199

TOTAL ASSETS LESS CURRENT LIABILITIES		128,984,901	101,148,848

NON-CURRENT LIABILITIES
Long term bank loans	13	515,167	24,392
Long term guaranteed notes	14	17,513,916	16,531,780
Provision for dismantlement		4,357,530	4,161,663
Deferred tax liabilities		7,323,360	6,827,916

Total non-current liabilities		29,709,973	27,545,751

NET ASSETS		99,274,928	73,603,097

CAPITAL AND RESERVES
Issued capital	15	923,629	876,635
Reserves		98,351,299	72,726,462

TOTAL EQUITY		99,274,928	73,603,097

INTERIM CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2006

(All amounts expressed in thousands of Renminbi)

	Issued share capital	Share premium and capital redemption reserve	Asset revaluation reserve	Cumulative translation reserve	Statutory and non- distributive reserve	Other reserves	Retained earnings	Total
(Unaudited)
Balances at 1 January 2005 as previously reported	876,586	20,761,597	274,671	(19,654)	9,413,610	—	25,410,651	56,717,461
Cumulative adjustment for the adoption of HKFRS 2	—	—	—	—	—	110,144	(110,144)	—
Cumulative adjustment for the adoption of HKAS 16	—	—	(274,671)	—	—	—	—	(274,671)

Balances at 1 January 2005 as restated	876,586	20,761,597	—	(19,654)	9,413,610	110,144	25,300,507	56,442,790

Changes of fair value of available-for-sale marketable securities	—	—	—	—	—	31,645	—	31,645
Exchange realignment	—	—	—	(39,653)	—	—	—	(39,653)

Total income and expenses for the period recognised directly in equity	—	—	—	(39,653)	—	31,645	—	(8,008)
Net profit for the period	—	—	—	—	—	—	11,829,023	11,829,023

Total income and expenses for the period	—	—	—	(39,653)	—	31,645	11,829,023	11,821,015
2004 final and special final dividends	—	—	—	—	—	—	(3,495,963)	(3,495,963)
Exercise of share options	49	4,451	—	—	—	—	—	4,500
Equity-settled share option expenses	—	—	—	—	—	11,763	—	11,763

Balances at 30 June 2005 as restated	876,635	20,766,048	—	(59,307)	9,413,610	153,552	33,633,567	64,784,105

(Unaudited)
Balances at 1 January 2006	876,635	20,766,048	—	(512,943)	11,681,974	208,336	40,583,047	73,603,097
Changes of fair value of available-for-sale marketable securities	—	—	—	—	—	(47,603)	—	(47,603)
Exchange realignment	—	—	—	(358,857)	—	—	—	(358,857)

Total income and expenses for the period recognised directly in equity	—	—	—	(358,857)	—	(47,603)	—	(406,460)
Net profit for the period	—	—	—	—	—	—	16,277,732	16,277,732

Total income and expenses for the period	—	—	—	(358,857)	—	(47,603)	16,277,732	15,871,272
2005 final dividends	—	—	—	—	—	—	(4,478,495)	(4,478,495)
Equity-settled share option expenses	—	—	—	—	—	36,285	—	36,285
Issuance of shares	46,994	14,195,775	—	—	—	—	—	14,242,769

Balances at 30 June 2006	923,629	34,961,823	—	(871,800)	11,681,974	197,018	52,382,284	99,274,928

INTERIM CONDENSED CONSOLIDATED

CASH FLOW STATEMENT

For the six months ended 30 June 2006

(All amounts expressed in thousands of Renminbi)

	Six months ended 30 June
	2006	2005
	(Unaudited)	(Unaudited)
Net cash inflow from operating activities	21,326,594	14,293,418
Net cash outflow from investing activities	(21,749,594)	(8,844,514)

Net cash (outflow) / inflow before financing activities	(423,000)	5,448,904
Net cash inflow / (outflow) from financing activities	10,013,104	(3,506,325)

Net increase in cash and cash equivalents	9,590,104	1,942,579
Cash and cash equivalents at beginning of period	8,991,758	14,091,524
Effect of foreign exchange rate changes, net	(123,734)	—

Cash and cash equivalents at end of period	18,458,128	16,034,103

NOTES TO INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2006

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the period ended 30 June 2006 (the “Period”), the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of Directors, the parent and the ultimate holding company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2006, the Company had direct or indirect interests in the following principal subsidiaries and associates:

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/ registered ordinary share capital		Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB	15 billion	100%	Offshore petroleum exploration, development, production and sale in the PRC

CNOOC International Limited	British Virgin Islands 23 August 1999	US$	2	100%	Investment holding

China Offshore Oil (Singapore) International Pte., Ltd.	Singapore 14 May 1993	S$	3 million	100%	Sale and marketing of petroleum outside the PRC

CNOOC Finance (2002) Limited	British Virgin Islands 24 January 2002	US$	1,000	100%	Bond issuance

CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$	1,000	100%	Bond issuance

CNOOC Finance (2004) Limited	British Virgin Islands 9 December 2004	US$	1,000	100%	Bond issuance

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (continued)

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/ registered ordinary share capital		Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries*:

Malacca Petroleum Limited	Bermuda 2 November 1995	US$	12,000	100%	Offshore petroleum exploration, development and production in Indonesia

OOGC America, Inc.	State of Delaware, United States of America 2 September 1997	US$	1,000	100%	Investment holding

OOGC Malacca Limited	Bermuda 2 November 1995	US$	12,000	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$	12,000	100%	Investment holding

CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$	1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$	1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Poleng Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$	1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Madura Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$	1	100%	Offshore petroleum exploration, development and production in Indonesia

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (continued)

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/ registered ordinary share capital		Percentage of equity attributable to the Group	Principal activities
Indirectly held subsidiaries* (continued) :

CNOOC Blora Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$	1	100%	Onshore petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore 8 October 2002	S$	1	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Wiriagar Overseas Ltd.	British Virgin Islands 15 January 2003	US$	1	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Muturi Ltd.	The Isle of Man 8 February 1996	US$	7,780,700	100%	Offshore petroleum exploration, development and production in Indonesia

CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	Naira	10,000,000	100%	Offshore petroleum exploration, development and production in Africa

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (continued)

Name of entity	Place and date of incorporation/ establishment	Nominal value of issued and paid/ registered ordinary share capital		Percentage of equity attributable to the Group	Principal activities
Associates**:

Shanghai Petroleum and Natural Gas Company Limited	Shanghai, PRC 7 September 1992	RMB	900 millin	30%	Offshore petroleum exploration, development, production and sale in South Yellow Sea and East China Sea

CNOOC Finance Corporation Limited	Beijing, PRC 14 June 2002	RMB	1,415 million	31.8%	Provision of deposit-taking, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

*	Indirectly held through CNOOC International Limited.
**	Indirectly invested through CNOOC China Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2006 have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as at 31 December 2005.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2005, except for the adoption of the following amendments mandatory for annual periods beginning on or after 1 January 2006:

HKAS 21 Amendment	The Effects of Changes in Foreign Exchange Rate - Net Investment in a Foreign Operation

HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intra-group Transactions

HKAS 39 Amendment	The Fair Value Option

HKAS 39 & HKFRSs 4 Amendments	Financial guarantee contracts

HKFRSs 1 & 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources

HKFRS 6	Exploration for and Evaluation of Mineral Resources

HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

HKFRS 6 deals with the accounting for exploration for and evaluation of mineral resources, including oil and gas. The adoption of this standard has no significant impact on the Group’s result of operations and financial position.

HKAS 39 – Financial Instruments: Recognition and Measurement-Amendment for financial guarantee contracts – which amended the scope of HKAS 39 to include financial guarantee contracts issued. The amendment addresses the treatment of financial guarantee contracts by the issuer. Under HKAS 39 as amended, financial guarantee contracts are recognized initially at fair value and generally remeasured at the higher of the amount determined in accordance with HKAS 37 – Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with HKAS 18 – Revenue.

HKAS 39 – Amendment for cash flow hedge accounting of forecast intra-group transactions - which amended HKAS 39 to permit the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the financial statements.

HKAS 39 – Amendment for the fair value option – which restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss.

The adoption of these amendments did not affect the Group results of operation or financial position.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Impact of issued but not yet effective Hong Kong Financial Reporting Standards (“HKFRSs”)

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on 1 January 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives

The HKAS 1 amendment will affect the disclosures about qualitative information about the Group’s objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments.

The Group expects that the adoption of the the pronouncements listed above will not have any significant impacts on the group’s financial statement in the period of the initial application.

3.	ACQUISITIONS

(i)	On 8 January 2006, CNOOC Limited signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45 % working interest in the offshore Oil Mining License 130 (“OML 130”) in Nigeria for US$2.268 billion in cash. On 20 April 2006, the Company completed its acquisition for a total consideration of US$2.268 billion plus an adjustment of US$424 million for financial, operating and capital expenditures in the period prior to closing. OML 130 has not started commercial production.

Details of the assets acquired are as follows:

Purchase consideration:

RMB’000
– Consideration paid	21,526,010
– Direct costs relating to the acquisition	96,439

Total purchase consideration	21,622,449

The assets arising from the acquisition are as follows:

RMB’000
Oil and gas properties	20,623,251
Cash-call prepayment	999,198

21,622,449

(ii)	On 27 January 2006, the Company signed an agreement to acquire a 35% working interest in the Nigeria OPL229 for a consideration of US$60 million. The transaction is not completed as at 30 June 2006.

4.	OIL AND GAS SALES AND MARKETING REVENUE

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share of allocable oil that is lifted and sold on behalf of the government. Sales are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Marketing revenues represent the sales of oil purchased from foreign partners under production sharing contracts and the revenues from the trading of oil through the Company’s subsidiary in Singapore. The costs of the oil sold are included in “Crude oil and product purchases” in the condensed consolidated income statement.

5.	SPECIAL OIL GAIN LEVY

During the period, a special oil gain levy (“SOG Levy”) was imposed by the Ministry of Finance of China at the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purpose and calculated based on the actual volume of the crude oil entitled.

6.	FINANCE COSTS

An amount of approximately RMB102,043,000 (2005: RMB52,478,000) of accretion expense for provision for dismantlement and an amount of approximately RMB980,729,000 (2005: RMB6,320,000) of loss on embedded derivative component in convertible bonds have been recognised in the condensed consolidated income statement during the period.

An amount of approximately RMB428,246,000 (2005: RMB386,410,000) for cost of borrowing has been recognized. However, only part of such costs which is not capitalized is included in this item and reflected in the condensed consolidated income statement during the period.

7.	TAX

(i)	Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on the profits arising in or derived from the tax jurisdictions in which they are domiciled and operate. The Company is not liable for profit tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

The Company’s subsidiary in the PRC, CNOOC China Limited, is a wholly -owned foreign enterprise. It is exempt from the 3% local surcharge and is subject to the enterprise income tax of 30% under the prevailing tax rules and regulations.

The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax combined at the rate of 44%. According to current tax treaty between Indonesia and Malaysia, the Company’s subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company’s subsidiary owning interests in oil and gas properties in North West Shelf Project in Australia is subject to income tax at rate of 30%. All of the Company’s other subsidiaries are not subject to any income taxes in their respective jurisdictions for the period presented.

Certain of the Group’s oil and gas interests in Indonesia are held through Labuan incorporated companies. In May 2006, certain amendments to the tax treaty between Indonesia and Malaysia were agreed by the respective Ministers of the two countries whereby certain current reduced tax rates enjoyed by Labuan companies would no longer be available. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is uncertain when the ratification will be completed. If the ratification comes into effect in 2006 and the Group is not able to reorganise the holding structure of the oil and gas interests to an equivalent tax structure, the combined corporate and dividend income tax rates of certain of its Indonesian operations will increase from 43.125% to 48% and from 51.875% to 56% respectively. This change in income tax rate, had it been applicable as of 30 June 2006, would have the effect of increasing the deferred tax expense and the current tax expense of the Group by approximately RMB272 million and RMB48 million respectively, with a corresponding increase in the deferred tax and current tax liabilities as of 30 June 2006 by the same respective amount.

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

—	Production tax equal to 5% of independent production and production under production sharing contracts; and

—	Business tax ranging from 3% to 5% on other income.

8.	EARNINGS PER SHARE

	Six months ended 30 June
	2006			2005
	(unaudited)			(unaudited)
Earnings:
Net profit from ordinary activities attributable to shareholders for the period for the purpose of basic earnings per share	RMB	16,277,732,000		RMB	11,829,023,000
Interest expenses and losses recognised on the derivative component of convertible bonds	RMB	1,131,648,000	*	RMB	94,649,000

Net profit from ordinary activities attributable to shareholders for the period for the purpose of diluted earnings per share	RMB	17,409,380,000	*	RMB	11,923,672,000

Number of shares:
Weighted average number of ordinary shares for the purpose of basic earnings per share before effects of new shares issued and share options exercised		41,054,675,375			41,052,375,275

Effect of new shares issued		627,825,214			—

Effect of share options exercised		—			1,946,406

Weighted average number of ordinary shares for the purpose of basic earnings per share		41,682,500,589			41,054,321,681

Effect of dilutive potential ordinary shares under the share option schemes		58,746,128			74,986,148

Effect of dilutive potential ordinary shares for convertible bonds		1,303,469,732	*		1,183,066,002

Weighted average number of ordinary shares for the purpose of diluted earnings per share		43,044,716,449	*		42,312,373,831

Earnings per share – Basic		RMB0.39			RMB0.29

– Diluted		RMB0.39	*		RMB0.28

*	Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dulutive effect on the basic earnings per share for the period and are ignored in the calculation of diluted earnings per share. Therefore, diluted earnings per share amounts are based on the net profit for the period of RMB16,277,732,000, and the weighted average of 41,741,246,717 ordinary shares.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

During the period, additions to the Group’s property, plant and equipment amounted to approximately RMB9,250,236,000 (2005: RMB16,346,778,000). The amount does not include the acquisition of oil and gas properties. In addition, the purchase price allocation of the acquisition of the oil and gas properties in the NWS Project has been finalized in the current period. The interest of the Group in the NWS Project has been charged to the other partners of the Project as security for certain of the Group’s liabilities relating to the Project.

10.	INTANGIBLE ASSETS

During the period, the NWS Project has started commercial production. Accordingly, the intangible asset regarding the gas processing rights has been amortised using the unit of production method.

11.	ACCOUNTS RECEIVABLE, NET

The customers are required to make payment within 30 days after the delivery of oil and gas. As at 30 June 2006 and 31 December 2005, substantially all of the accounts receivable were aged within six months.

12.	ACCOUNTS PAYABLE

As at 30 June 2006 and 31 December 2005, substantially all of the accounts payable were aged within six months.

13.	LONG TERM BANK LOANS

During the period, the Group borrowed bank loans from the Export-Import Bank of China for the purpose of financing the ongoing capital needs of OML130 in Nigeria. The Group’s total facility for the above bank borrowings amounted to RMB12.8 billion, of which RMB500 million had been utilized as at the balance sheet date.

The Group’s bank loans listed above are unsecured, bear interest at a rate of 4.05% per annum, and are repayable by installments commencing in 2012. The Group has the right of early repayment without any penalty.

As at 30 June 2006, the Group had unutilised banking facilities amounting to approximately RMB45,606,455,000 (2005: RMB33,450,791,000).

14.	LONG TERM GUARANTEED NOTES

Long term guaranteed notes comprised the following:

(i)	The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)	The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)	The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustment for, among other things, the subdivision or consolidation of shares, bond issues, rights issues, capital distribution and other dilutive events. The conversion price was adjusted to HK$5.97 and HK$5.90 per share on 7 June 2005 and 7 June 2006 as a result of the declaration of the dividends for 2004 and 2005 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after 15 December 2007 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) Limited to redeem all or part of the bonds on 15 December 2007 at an early redemption amount of 103.038% of the principal amount.

An amount of RMB310,647,000 (2005: RMB162,287,000) accrued interest expenses related to the convertible bonds has been included in the long term guaranteed notes.

15.	SHARE CAPTIAL

Shares	Number of shares	Share capital	Issued share capital Equivalent of
		HK$’000	RMB’000
Authorised:
Ordinary shares of HK$0.02 each as at 30 June 2006 and 31 December 2005	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2005	41,052,375,275	821,048	876,586
Exercise of options	2,300,100	46	49

As at 31 December 2005 (audited)	41,054,675,375	821,094	876,635
Issue of new shares	2,272,727,273	45,454	46,994

As at 30 June 2006 (unaudited)	43,327,402,648	866,548	923,629

16.	DIVIDENDS

On 29 August 2006, the Board of Directors declared an interim dividend of HK$0.12 per share (2005: HK$0.05 per share), totalling HK$5,199,426,000 (RMB5,326,188,000) (2005: RMB2,138,128,000). No special interim dividend was declared (2005: HK$0.05 per share, totalling RMB2,138,128,000).

17.	SHARE OPTION SCHEMES

The Company has the following four share option schemes:

(i)	Pre-Global Offering Share Option Scheme (as defined in the Other Information section);

(ii)	2001 Share Option Scheme (as defined in the Other Information section);

(iii)	2002 Share Option Scheme (as defined in the Other Information section) ; and

(iv)	2005 Share Option Scheme (as defined in the Other Information section).

Details of these share option schemes are disclosed in the Other Information section in this interim report.

During the six-month period ended 30 June 2006, the movements in the options granted under all of the above share option schemes were as follows:

	No. of share options	Weighted average exercise price
		HK$
Outstanding at beginning of the period	169,063,300	3.45
Granted during the Period	82,320,000	5.56
Cancelled during the Period	—	—
Forfeited during the Period	(4,033,200)	4.79
Exercised during the Period	—	—
Lapsed during the Period	—	—

Outstanding at end of Period	247,350,100	4.13

Exercisable at end of Period	92,851,700	2.05

The weighted average fair value of the options granted under the above four share option schemes at the grant dates was HK$1.18 per share. The fair value of the share options granted during the Period is calculated, using the Black-Scholes model with the following assumptions: expected dividend yield of 2%, expected life of five years, expected volatility of 32.10% and risk-free interest rate of 5.53%. The weighted average exercise price of the share options was HK$3.76 per share.

The assumptions on which the option pricing model is based represent the subjective estimation of the Directors as to the circumstances existing at the time the options were granted.

NOTES TO INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30 June 2006

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

18.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if the Company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of connected transactions as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) more effectively going forward, the Company has adopted a new categorisation for its related party/continuing connected transactions with CNOOC and/or its associates. On 8 December 2005, the Company entered into three comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”) and Offshore Oil Engineering Co., Ltd (“CNOOC Engineering”) respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of two years from 1 January 2006. The new categorization of related party/continuing connected transactions as approved by the independent shareholders of the Company on 31 December 2005 applicable to the Company for the period from 1 January 2006 to 31 December 2007 are as follows:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group;

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates; and

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates.

Since the establishment of CNOOC, certain associates of CNOOC specialized in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through a bidding process. The Group will continue to use these services provided by associates of CNOOC, including but not limited to COSL, CNOOC Engineering and CNOOC Oil Base Group Limited (“COBGL”). CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services to the Group

The services provided by CNOOC and/or its associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

18.	RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(b)	Provision of oil and gas development and support services to the Group

The services provided by CNOOC and/or its associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operation;

•	related technical services on drilling and completion;

•	design, construction, installation and tuning of production facilities;

•	shipping transportation;

•	provision of materials;

•	integrated research on development techniques; and

•	other related technical and supporting services.

(c)	Provision of oil and gas production and support services to the Group

The services provided by CNOOC and/or its associates to the Group on oil and gas production operations are set out below. In addition, the scope of business of these companies also include various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to us, some of which may not be available from independent third parties or available on comparable terms.

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials;

•	maintenance of platform;

•	repair of equipment and pipeline;

•	production operations;

•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and building;

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharf, buildings, factories and water barrier;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	provision of water, electricity and heat;

•	security and fire services;

•	technical training;

•	accommodation;

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

18.	RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(d)	Provision of marketing, management and ancillary services to the Group

CNOOC and/or its associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group. Details of these services are set out below:

•	marketing services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunications;

•	leases of properties;

•	property management;

•	water, electricity and heat supply;

•	car rental;

•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

•	integrated research.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its associates leased certain premises. In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to the Group.

Pricing principles for transactions referred to in paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to the Group. In general, the services provided by CNOOC and/or its associates to the Group are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

18.	RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

Pricing principles for transactions referred to in paragraphs (a) to (d) above (continued)

If, for any reason, the above pricing principle for a particular product or service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)	when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant product or services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

(e)	FPSO vessel lease agreements

The Group leases floating production, storage and offloading (FPSO) vessels from COBGL for use in oil and gas production operations at market prices and on normal commercial terms, which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used during its offshore oil and gas production for processing, storage and channeling of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil and gas exploration, development and production.

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its associates.

In addition to providing various services to the Group, CNOOC and/or its associates may also utilise various types of management, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to the Group under paragraph (a) and (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its associates include:

•	technical consulting;

•	technology transfer;

•	management;

•	technical research services; and

•	other supporting services.

18.	RELATED PARTY TRANSACTIONS (continued)

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products

The Group sells petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that an individual sales contract will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales.

(b)	Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its associates which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the exploration site, and that purchasers tend to utilize the natural gas products in areas close to the exploration site, and in order to ensure the return on investment from exploration of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields. The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh, Indonesia and the North West Shelf of Australia. It is also envisaged that from time to time the Group may sell liquefied natural gas extracted from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its associates.

For the six months ended 30 June 2006, the total sales to CNOOC and/or its associates amounted to approximately RMB19,230,998,000 (2005: RMB12,108,674,000). Under long term sales contracts for natural gas and liquefied natural gas, the sales amounted to RMB470,428,000 (2005: RMB271,563,000). Under the sales contracts of petroleum and natural gas products, the sales amounted to RMB18,760,570,000 (2005: RMB11,837,111,000).

18.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited

In addition to the above related party transactions, the Company also entered into a framework agreement (“Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”) on 8 April 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate of the Company that is also a subsidiary of CNOOC. Such services include placing of the Group’s cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its subsidiaries. Pursuant to the Framework Agreement, the financial services provided by CNOOC Finance also include the provision of loans. The charges levied by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance. Such pricing policies are subject to the People’s Bank of China guidelines, including the interest rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies, such as associations of finance companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

For the six months ended 30 June 2006, the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB 6,143 million (2005: RMB3,651 million). For the same period, the interest income earned from deposits in CNOOC Finance amounted to approximately RMB 30,794,000 (2005: RMB33,382,000).

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group’s transactions with related parties during the period are included as follows:

	Six months ended 30 June
	2006	2005
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000
Provision of exploration and support services under exploration expenses	602,565	431,966
Included in :
Capitalised under property, plant and equipment	210,146	144,678
Provision of oil and gas field development and support services under development expenses	2,886,632	2,491,852
Provision of oil and gas field production and support services under operating expenses	788,990	575,120
Provision of marketing, management and ancillary services under selling and administrative expenses	180,475	121,706
Provision of FPSO vessel leases under operating expenses	202,450	74,066

	4,661,112	3,694,710

19.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2006, the Group had the following capital commitments, principally for the construction and purchases of property, plant and equipment:

	30 June 2006	31 December 2005
	(Unaudited) RMB’000	(Audited) RMB’000
Contracted for	6,840,624	7,511,100
Authorised, but not contracted for	27,986,903	23,736,582

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Property leases are negotiated for terms ranging from 6 months to 3 and a half years.

As at 30 June 2006, the Group had total minimum lease payments under non-cancelable operating leases falling due as follow:

	30 June 2006	31 December 2005
	(Unaudited) RMB’000	(Audited) RMB’000
Commitments due:
– Within one year	72,763	157,181
– In the first to second years, inclusive	32,909	22,351
– After the second but before the fifth years, inclusive	19,064	23,972

	124,736	203,504

19.	COMMITMENTS AND CONTINGENCIES (continued)

(ii)	Operating lease commitments (continued)

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term ranging from 4 years to 10 years.

As at 30 June 2006, the Group had total minimum lease payments under non-cancelable operating leases falling due as follows:

	30 June 2006	31 December 2005
	(Unaudited) RMB’000	(Audited) RMB’000
Commitments due:
– Within one year	415,188	183,137
– In the second to fifth years, inclusive	415,188	183,137
– After fifth years	958,792	1,006,289

	1,789,168	1,372,563

(iii)	Contingent liabilities

The Group has no significant contingent liabilities as at 30 June 2006.

20.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments and collected its information on this basis. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

The Group mainly engaged in the exploration, development and production of crude oil and natural gas offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada, Singapore, Myanmar and Nigeria.

20.	SEGMENT INFORMATION (continued)

The following table presents revenue and profit information for the Group’s business segments.

	Independent operations Six months ended 30 June		Production sharing contracts Six months ended 30 June		Trading business Six months ended 30 June		Unallocated Six months ended 30 June		Consolidated Six months ended 30 June
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
Sales to external customers:
Oil and gas sales	17,170,172	10,202,301	18,304,663	14,531,690	—	—	—	—	35,474,835	24,733,991
Marketing revenues	—	—	—	—	12,821,824	8,035,007	—	—	12,821,824	8,035,007
Other income	5,108	5,367	34,449	57,420	—	—	1,767	288	41,324	63,075

Total	17,175,280	10,207,668	18,339,112	14,589,110	12,821,824	8,035,007	1,767	288	48,337,983	32,832,073

Segment results
Net profit	11,127,781	6,826,573	12,958,826	10,097,885	240,218	83,618	(8,049,093)	(5,179,053)	16,277,732	11,829,023

21.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”)

Net profit and net equity

(a)	Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset’s carrying amount exceeds the higher of an asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, “Accounting for the impairment or disposal of long-lived assets”. SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of a property. The Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment is determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management’s estimate of future cash flows and consequently the carrying value of properties.

21.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (continued)

Net profit and net equity (continued)

(a)	Impairment of long-lived assets (continued)

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset (other than goodwill and available-for-sale equity investments) is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the period ended 30 June 2006, no impairment was recognized under Hong Kong GAAP and US GAAP.

(b)	Accounting for convertible bonds

Under HKAS 32 Financial Instruments: Disclosure and Presentation, financial instruments with cash settlement options and other derivative components will need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences will be charged/credited to the income statement. The debt component is stated at amortised cost.

Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. However, there is no significant difference on the accounting treatment adopted under HK GAAP and US GAAP for the Group’s convertible bonds.

(c)	Comprehensive income

According to SFAS No. 130 “Reporting comprehensive income”, it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that are included in comprehensive income and excluded from net income under US GAAP.

	Six months ended 30 June
	2006	2005
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000
Net income under US GAAP	16,277,732	11,833,601
Other comprehensive income:
Foreign currency translation adjustments	(358,857)	(39,653)
Unrealised gains on available-for-sale investments	21,466	31,645
Less: Reclassification adjustment for realised (gains)/ losses included in net income	(69,069)	—

Comprehensive income under US GAAP	15,871,272	11,825,593

21.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”) (continued)

Net profit and net equity (continued)

(d)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(e)	Segment reporting

The Group’s segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group’s consolidated Hong Kong GAAP financial statements.

(f)	Accounting for OML130 acquisition

The Group completed the acquisition of a 45% working interest in certain oil and gas fields in Nigeria in current period through acquiring certain interests in a production sharing contract (“PSC”). The oil and gas properties are still under development.

According to HKAS 12 Income Taxes, no deferred income tax liability is recognized for an asset acquisition. However, under US GAAP, a deferred income tax liability is recognized in accordance with EITF 98-11 “Accounting for acquired temporary differences in certain purchase transactions that are not accounted for as business combinations”. Accordingly, both the property, plant and equipments and deferred tax liabilities are increased by RMB16,014,569,000 under US GAAP.

The difference in treatment has no impact on net equity reported under US GAAP.

Except for the impact on the balance sheet relating to the acquisition of OML130 described above, there are no other significant differences between Hong Kong GAAP and US GAAPs on the consolidated balance sheets as at 31 December 2005 and 30 June 2006 and the consolidated income statements for the years ended 31 December 2005 and 30 June 2006. As such, no reconciliation tables have been presented.

22.	SUBSEQUENT EVENTs

(i)	Subsequent to 30 June 2006, CNOOC Limited, as Guarantor, has delivered a Guarantee dated 7 August 2006 in favor of Mizuho Corporate Bank, Ltd., as facility agent for and on behalf of various international commercial banks under a US$1,065.5 million commercial loan agreement dated as of 31July, 2006 in connection with the Tangguh Project in Indonesia. CNOOC Limited is the parent company of CNOOC Wiriagar Ltd. and CNOOC Muturi Ltd. which are project sponsors to the Tangguh Project. Pursuant to the Guarantee, CNOOC Limited guarantees the payment obligations of the trustee borrower under the subject loan agreement and is responsible for 41.62383% of the guaranteed obligation, subject to a maximum cap of US$487,861,984.76. BP Corporation North America Inc., parent of certain BP related entities (also project sponsors to the Tangguh Project), pursuant to a separate guarantee between itself and the facility agent, also dated 7 August, 2006, is responsible for the remainder 58.37617% of the guaranteed obligation.

(ii)	Dr. Kenneth S. Courtis, who retired as an Independent Non-executive Director of the Company with effect from 24 May 2006 following conclusion of the Company’s annual general meeting, exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company subsequent to 30 June 2006, and the allotment was completed on 2 August 2006. After that, Dr. Kenneth S. Courtis no longer holds any share options of the Company.

23.	COMPARATIVE AMOUNTS

Certain of prior period’s comparative amounts have been reclassified to conform with current period’s presentation.

24.	APPROVAL OF THE INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2006 were approved and authorised for issue by the board of directors on 29 August 2006.

INDEPENDENT REVIEW REPORT

To the board of directors

CNOOC Limited (the “Company”)

(Incorporated in the Hong Kong Special Administrative Region with limited liability)

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries (collectively as the “Group”) for the six months ended 30 June 2006, as set out on pages 5 to 32.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) require the preparation of an Interim Financial Report to be in compliance with Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group’s management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

Ernst & Young
Certified Public Accountants

Hong Kong
29 August 2006

OTHER INFORMATION

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

The Company announced on 27 April 2006 that it successfully implemented a top-up placing. Credit Suisse (Hong Kong) Limited, Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities Ltd. acted as the joint global coordinators and joint bookrunners for the placement.

Pursuant to the placing agreement dated 27 April 2006, CNOOC (BVI) Limited (“CNOOC (BVI)”), the controlling shareholder of the Company, had agreed to place, through the joint bookrunners, 2,500,000,000 shares in the Company to independent investors at a price of HK$6.15 per share. CNOOC (BVI) and the Company also entered into a subscription agreement on 27 April 2006 to subscribe for 2,272,727,273 new shares. The top-up placing was completed on 11 May 2006 after CNOOC (BVI) Limited subscribed for the 2,272,727,273 new shares. The net proceeds from the Subscription was approximately HK$13.78 billion.

In accordance with applicable laws and regulations of the PRC, CNOOC had an obligation to procure CNOOC (BVI) to sell 227,272,727 sale shares as part of the Placing. The State-owned Assets Supervision and Administration Council has approved the allocation of such sale shares to the National Social Security Fund (NSSF), and pursuant to NSSF’s authorization given to the Company, such sale shares was sold by CNOOC (BVI) (acting through the Company) on behalf of NSSF.

The net proceeds from the Subscription was used by the Group to finance the continuing capital expenditure requirements in relation to the OML 130 project in offshore Nigeria, as well as general working capital for the Group’s operating activities.

DIRECTORS’ INTERESTS

As at 30 June 2006, the interests of the Directors and the Chief Executives of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) comprised only the personal interests in options to subscribe for shares in the Company (the “Shares”) referred to below.

During the six months ended 30 June 2006, the following persons had the following personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company:

Name of Grantee	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at the end of the period	Date of Grant	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)
Directors:
Fu Chengyu	1,750,000	1,750,000	12 Mar 2001	1.23	1.19
	1,750,000	1,750,000	27 Aug 2001	1.46	1.232
	1,150,000	1,150,000	24 Feb 2003	2.09	2.108
	2,500,000	2,500,000	5 Feb 2004	3.13	3.152
	3,500,000	3,500,000	31 Aug 2005	5.75	5.62
	—	3,850,000	14 Jun 2006	5.30	5.56

DIRECTORS’ INTERESTS (continued)

Name of Grantee	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at the end of the period	Date of Grant	Closing price per share immediately before the date of grant (HK$)	Exercise Price (HK$)
Luo Han	1,400,000	1,400,000	12 Mar 2001	1.23	1.19
	1,150,000	1,150,000	27 Aug 2001	1.46	1.232
	1,150,000	1,150,000	24 Feb 2003	2.09	2.108
	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
	1,610,000	1,610,000	31 Aug 2005	5.75	5.62
	—	1,770,000	14 Jun 2006	5.30	5.56
Zhou Shouwei	1,400,000	1,400,000	12 Mar 2001	1.23	1.19
	1,750,000	1,750,000	27 Aug 2001	1.46	1.232
	1,750,000	1,750,000	24 Feb 2003	2.09	2.108
	1,750,000	1,750,000	5 Feb 2004	3.13	3.152
	2,450,000	2,450,000	31 Aug 2005	5.75	5.62
	—	2,700,000	14 Jun 2006	5.30	5.56
Cao Xinghe	800,000	800,000	31 Aug 2005	5.75	5.62
	—	1,770,000	14 Jun 2006	5.30	5.56
Wu Zhenfang	800,000	800,000	31 Aug 2005	5.75	5.62
	—	1,770,000	14 Jun 2006	5.30	5.56
Wu Guangqi	1,610,000	1,610,000	31 Aug 2005	5.75	5.62
	—	1,770,000	14 Jun 2006	5.30	5.56
Yang Hua	1,150,000	1,150,000	12 Mar 2001	1.23	1.19
	1,150,000	1,150,000	27 Aug 2001	1.46	1.232
	1,150,000	1,150,000	24 Feb 2003	2.09	2.108
	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
	1,610,000	1,610,000	31 Aug 2005	5.75	5.62
	—	1,770,000	14 Jun 2006	5.30	5.56
Sung Hong Chiu	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
Evert Henkes	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
Kenneth S. Courtis (retired on 24 May 2006)*	1,150,000	1,150,000	5 Feb 2004	3.13	3.152
Others employees in aggregate	6,250,000	6,250,000	12 Mar 2001	1.23	1.19
	20,300,000	20,300,000	27 Aug 2001	1.46	1.232
	22,766,600	22,483,300	24 Feb 2003	2.09	2.108
	31,166,700	30,216,800	5 Feb 2004	3.13	3.152
	49,500,000	46,700,000	31 Aug 2005	5.75	5.62
	—	66,920,000	14 Jun 2006	5.30	5.56

*	Dr. Kenneth S. Courtis retired as an Independent Non-executive Director of the Company with effect from 24 May 2006 following the conclusion of the Company’s annual general meeting. Dr. Kenneth S. Courtis subsequently exercised his right to subscribe for 1,150,000 shares and the allotment was completed on 2 August 2006.

DIRECTORS’ INTERESTS (continued)

Save as disclosed above, during the six months ended 30 June 2006, no options granted under the share option schemes of the Company were exercised.

All the interests stated above represent long positions. As at 30 June 2006, no short positions were recorded in the Register of Directors’ and Chief Executives’ Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the half year ended 30 June 2006.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to the SFO recorded that, as at 30 June 2006, the following corporations had the interests (as defined in the SFO) in the Company set opposite their respective names below:

	Ordinary Shares		Percentage of Total Issued Shares

	Directly held	Indirectly held
(i) CNOOC (BVI)	28,772,727,268	—	66.41%
(ii) Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	5	28,772,727,268	66.41%
(iii) CNOOC	—	28,772,727,273	66.41%

CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2006, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Company’s Board of Directors will from time to time propose for the Board’s approval for the grantee of and the number of shares underlying each option. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

INFORMATION ON SHARE OPTION SCHEMES (continued)

Pre-Global Offering Share Option Scheme

On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options for an aggregate of 23,100,000 shares have been granted;

2.	the subscription price per share is HK$1.19; and

3.	the period during which an option may be exercised is as follows:

(a)	50% of the rights to exercise the options shall vest 18 months after the date of the grant; and

(b)	50% of the rights to exercise the options shall vest 30 months after the date of the grant.

The exercise periods for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme

On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options for an aggregate of 44,100,000 shares have been granted;

2.	the subscription price per share is HK$1.232; and

3.	the period during which an option may be exercised is as follows:

(a)	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

(b)	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

(c)	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options may be granted under the 2001 Share Option Scheme.

INFORMATION ON SHARE OPTION SCHEMES (continued)

2002 Share Option Scheme

In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”).

Under the 2002 Share Option Scheme, the Directors may, at their discretion, invite employees, including Executive Directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of an option will be HK$1.00. The subscription price of a share payable by a grantee upon the exercise of an option is determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

1.	the nominal value of the share of the Company on the date of the grant of the option;

2.	the average closing price of the shares on The Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant of the option; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant of the option.

On 24 February 2003, the Board of Directors approved to grant options in respect of 42,050,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per share. The closing market price immediately before the date on which such options were granted was HK$2.11 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 24 February 2003.

On 5 February 2004, the Board of Directors approved a grant of options in respect of 50,700,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per share. The closing market price immediately before the date on which such options were granted was HK$3.146 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

INFORMATION ON SHARE OPTION SCHEMES (continued)

2002 Share Option Scheme (continued)

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 5 February 2004.

On 31 August 2005, the Board of Directors approved a grant of options in respect of 65,870,000 shares to the Company’s Directors and senior management under the 2002 Share Option Scheme. The exercise price of such options is HK$5.62 per share. The closing market price immediately before the date on which such options were granted was HK$5.75 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 31 August 2005.

2005 Share Option Scheme

The Company had undertaken a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, the Board had proposed, and on 31 December 2005, the Company adopted a new share option scheme (“2005 Share Option Scheme”) and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the grant of such outstanding options.

Under the 2005 Share Option Scheme, the Board of the Company will have the authority to grant options to subscribe for shares to the Directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other Share Option Scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of an option will be HK$1.00. The subscription price of a share payable by a grantee upon the exercise of an option will be determined by the Directors at their discretion at the date of the grant, except that such price may not be set below a minimum price which is the highest of:

1.	the nominal value of the share of the Company on the date of the grant of the option;

2.	the average closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of the grant of the option; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of the grant of the option.

INFORMATION ON SHARE OPTION SCHEMES (continued)

2005 Share Option Scheme (continued)

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of the grant of the option.

On 14 June 2006, the Board of Directors approved a grant of options in respect of 82,320,000 shares to the Company’s Directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$5.56 per share. The closing market price immediately before the date on which such options were granted was HK$5.30 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 14 June 2006.

AUDIT COMMITTEE

The Audit Committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2006 are unaudited, but have been reviewed by Ernst & Young in accordance with Statement of Auditing Standards 700 “Engagement to review interim financial reports”, issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

There has been no purchase, sale or redemption of the Company’s listed securities by the Company or its subsidiaries during the six months ended 30 June 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2006, except for the deviations from the code provisions (“Code Provision”) A.2.1 and A.4.1 only. The following summarizes the requirements under the relevant Code Provisions and the Company’s reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company (executive and non-executive) are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and the incumbent Independent Non-executive Directors of the Company, except Dr. Cheng who was elected as an Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company in May 2006, have all retired and stood for re-election in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2006, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN COMPANY SECRETARY AND DIRECTORSHIP

During the six months ended 30 June 2006, there was a change in the Company Secretary and Independent Non-executive Director of the Company.

On 18 April 2006, Mr. Cao Yunshi retired as the Senior Vice President, General Counsel and Company Secretary of the Company and Mr. Victor Zhikai Gao was appointed as the Senior Vice President, General Counsel and Company Secretary of the Company on the same day.

On 24 May 2006, Dr. Kenneth S. Courtis retired as an Independent Non-executive Director of the Company at the annual general meeting of the Company pursuant to article 97 of the Articles of Association of the Company, and Dr. Edgar W.K. Cheng was elected as an Independent Non-executive Director of the Company by the shareholders at the annual general meeting of the Company on the same day.

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong. The principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/investor/channel/investor1851.asp

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2005, other than those disclosed in this Interim Report.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 15 September 2006 to 22 September 2006 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 14 September 2006. The interim dividend will be paid on or around 29 September 2006.

By Order of the Board
Victor Zhikai Gao
Company Secretary

Hong Kong, 29 August 2006

FORWARD-LOOKING STATEMENTS

Certain statements contained in this interim report may be viewed as “forward-looking statements”. Such forward-looking statements are not historical facts, including statements about beliefs and expectations of the Directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the Directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The Directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.